Ouster, Inc.

350 Treat Avenue

San Francisco, California 94110

August 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Alexandra Barone

Re:	Ouster, Inc.

Registration Statement on Form S-1, as amended

File No. 333-254987

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 initially filed on April 2, 2021 (as amended, the “Registration Statement”) of Ouster, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Time on August 19, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

OUSTER, INC.

By:	/s/ Anna Brunelle
Anna Brunelle
Chief Financial Officer

cc:	Angus Pacala, Ouster, Inc.

Myra Pasek, Ouster, Inc.

Benjamin Potter, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP